# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GIBO HOLDINGS Ltd, CIK 0002034520
CUSIP: G38617109
Title of class of securities: Class A ordinary shares, par value US$0.000001 per share
Address of issuer's principal executive offices: Unit 2912, Metroplaza, Tower 2, 223 Hing Fong Road, Kwai Chung, N.T., HONG KONG, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 05/08/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001684034

## Reporting persons
- Chun Yen Lim: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 39,227,999; shared voting power 0; sole dispositive power 39,227,999; shared dispositive power 0; aggregate amount beneficially owned 39,227,999 (5.2% of the class)
  Comment: (1) The number of shares beneficially owned reported in Item 5 and Item 7 represents 39,227,999 Class B ordinary shares, par value US$0.000001 per share, of the issuer held of record by Chun Yen Lim.
  
  (2) The percentage of class reported in Item 11 is calculated based on 751,067,158 issued and outstanding Class A ordinary shares (taking into account of 556,104,002 issued and outstanding Class A ordinary shares, par value $0.000001 per share, and 194,963,156 issued and outstanding Class B ordinary shares, par value $0.000001 per share, assuming conversion of the Class B ordinary shares into Class A ordinary shares) of the issuer as of July 31, 2025.

## Item 1. Issuer
Name of issuer: GIBO HOLDINGS Ltd
Address of issuer's principal executive offices: Unit 2912, Metroplaza, Tower 2, 223 Hing Fong Road, Kwai Chung, N.T., HONG KONG K3 00000

## Item 2. Person Filing
Name of person filing: Chun Yen Lim
Address of principal business office or, if none, residence: Unit 2912, Metroplaza, Tower 2, 223 Hing Fong Road, Kwai Chung, N.T., Hong Kong
Citizenship: Malaysian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on cover page.
Percent of class: See responses to Item 11 on cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chun Yen Lim: /s/ Chun Yen Lim, Chun Yen Lim / Founder and Chairman of Board of Directors (08/13/2025)